Executives Offices
PO Box 195115
San Juan, PR 00919
Tel: 787-771-6800
Fax: 787-771-6770
May 30, 2008
VIA EDGAR AND U.S. MAIL
Mr. Hugh West
Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Oriental Financial Group Inc. Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarterly period ended March 31, 2008 File No. 001-12467
Dear Mr. West:
Reference is made to your correspondence of May 16, 2008 in which you made certain comments and posed questions regarding the referenced filings. Following are our answers to your questions in the same order presented.
Form 10-K for the Year Ended December 31, 2007
Notes to the Consolidated Financial Statements
Note 2- Investments, F-22
1.
We note your disclosure that you have, “the intent and ability to hold these investments for a reasonable period of time for a forecasted recovery of fair value up to (or beyond) the cost of these investments.” Please, tell us and revise your disclosure in future filings to clarify, if you have the intent and ability to hold these securities until a period of time sufficient to allow for any anticipated recovery in market value or maturity at the balance sheet dates. Refer to SFAS 115 and SAB 59.

We hereby confirm that we have the intent and ability to hold these securities until a period of time sufficient to allow for any recovery in fair value or maturity at the balance sheet dates up to (or beyond) the cost of these investments. In making the above confirmation, we have reviewed and considered the provisions of SFAS 115 and SAB 59. As requested, we will revise our disclosure in future filings.

2.	We note you consistently sold investment securities available-for-sale in the periods presented. Please address the following regarding these sales:
•
Provide us with an analysis (in tabular format) of gross realized gains and losses by category (obligations of US Government sponsored agencies, structured credit investments, Non-agency CMO’s, etc.) for the year ended December 31, 2007 and the three months ended March 31, 2008;

     The requested analysis is presented below:

	Year Ended December 31, 2007 (In thousands)
	Original	Original	Sale	Sale Book
Description	Face	Cost	Proceeds	Value	Gains	Losses
Gain on Sale of Securities Available-for-Sale
Investment securities
Puerto Rico Government and agency obligations	$—	$—	$—	$—	$—	$—
Obligations of U.S. Government sponsored agencies	200,000	200,000	200,575	200,000	575	—
Corporate bonds and other	25,000	24,909	25,322	24,964	358	—
Structured credit investments	—	—	—	—	—	—

Total investment securities	225,000	224,909	225,897	224,964	933	—

Mortgage-backed securities and CMOs
FNMA and FHLMC certificates	533,823	516,991	515,463	513,562	1,901	—
GNMA certificates	45,167	43,824	45,895	45,780	120	—
Non-agency collateralized mortgage obligations	—	—	—	—	—	—

Total mortgage-backed securities and CMOs	578,991	560,815	561,358	559,341	2,020	—

Total gain on sale of securities available-for-sale	803,991	785,724	787,255	784,305	2,953	—

Gain (Loss) on Other Investments
Gain on disposition of Master Card shares	—	—	—	—	1,167	—
Gain on call of securities held-to-maturity	—	—	—	—	9	—
Other than temporary impairment on other investment	—	—	—	—	—	(330)

Total gain (loss) on other investments	—	—	—	—	1,176	(330)

Total gain (loss) on investment transactions	$803,991	$785,724	$787,255	$784,305	$4,129	$(330)

Net gain on investment transactions, as reported on Form 10-K for the year ended December 31, 2007:					$3,799

	Quarter Ended March 31, 2008 (In thousands)
	Original	Original	Sale	Sale Book
Description	Face	Cost	Proceeds	Value	Gains	Losses
Gain on Sale of Securities Available-for-Sale
Investment securities
Puerto Rico Government and agency obligations	$830	$833	$852	$837	$15	$—
Obligations of U.S. Government sponsored agencies	565,000	565,000	574,235	565,000	9,235	—
Structured credit investments	—		—	—	—	—

Total investment securities	565,830	565,833	575,087	565,837	9,250	—

Mortgage-backed securities and CMOs
FNMA and FHLMC certificates	—	—	—	—	—	—
GNMA certificates	9,958	10,225	8,396	8,308	88	—
Non-agency collateralized mortgage obligations	—	—	—	—	—	—
CMOs issued by U.S. Government sponsored agencies	—	—	—	—	—	—

Total mortgage-backed securities and CMOs	9,958	10,225	8,396	8,308	88	—

Total gain on sale of securities available-for-sale	575,788	576,058	583,483	574,145	9,338	—

Gain (Loss) on Other Investments
Gain on call of securities held-to-maturity	—	—	—	—	6	—
Losses on broker-dealer subsidiary trading portfolio	—	—	—	—	—	(17)
Loss on disposition of other investment	—	—	—	—	—	(16)
Loss on disposition of money market investments	130,000	129,665	129,733	129,747	—	(14)

Total gain (loss) on other investments	130,000	129,665	129,733	129,747	6	(47)

Total gain (loss) on investment transactions	$705,788	$705,723	$713,216	$703,892	$9,344	$(47)

Net gain on investment transactions, as reported on Form 10-Q for the quarter ended March 31, 2008:					$9,297

•
Tell us how you considered your continued sales of available-for-sale securities in your determination that you have the ability and intent to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses;

In keeping with our investment strategy, during the year ended December 31, 2007 and the three months ended March 31, 2008 we sold certain available for sale securities because we felt that at the time of such sales we could realize the corresponding gains while at the same time having good opportunities to invest the proceeds in other investment securities with attractive yields and terms that would allow us to continue to protect our net interest margin. As shown on the tables above, there were no losses on such sales during these periods. As we have disclosed in previous filings, we reiterate that we have the ability and intent to hold the remaining available-for-sale securities in an unrealized loss position for a period of time sufficient to recover all unrealized losses.

•	Provide us with, and disclose in future filings (in MD&A), a brief description of the sales and how you identified which securities to sell.

The sales of securities are identified in the tables presented above. As described above, we decided to realize the gains on certain of our available for sale securities, and invest the proceeds in mortgage-backed securities that would help us protect the net interest margin for a longer term. As requested, we will provide such description in future filings.

Form 10-Q for the Period Ended March 31, 2008
Notes to Unaudited Consolidated Financial Statements
Note 9- Fair Value, page 18
3.
For fair value measurements using significant unobservable inputs (Level 3), please disclose in future filings a description of the inputs and the information used to develop the inputs. Provide us with a draft of your intended disclosure revisions. Please refer to paragraph 33.c of SFAS 157.

As requested, we will disclose in future filings a description of the inputs and the information used to develop the inputs for fair value measurements using significant unobservable inputs (Level 3). A draft of our intended disclosure revisions is provided below:

Investment Securities

The fair value of investment securities is based on quoted market prices, when available, or market prices provided by recognized broker-dealers. If listed prices or quotes are not available, fair value is based upon externally developed models that use both observable and unobservable inputs depending on the market activity of the instrument. Structured credit investments are not trading actively in the current market; accordingly, do not exhibit readily observable prices. Based on their valuation methodology, these investments are classified as Level 3. The estimated fair value of the structured credit investments is determined by using a third-party cash flow valuation model to calculate the present value of projected future cash flows. The assumptions used, which are uncertain and require a high degree of judgment, include primarily market discount rates, current spreads, duration, leverage, delinquency, and loss rates. The assumptions used are drawn from a combination of internal and external data sources. A third-party valuation of the structured credit investments, in which all economic assumptions are determined by this third-party (external-based valuation), is obtained on a monthly basis and is used by management as a benchmark to evaluate the adequacy of the cash flow model and the reasonableness of the assumptions and fair value estimates developed internally for the internal-based valuation. The external-based valuations are analyzed and assumptions are evaluated and incorporated in the internal-based valuation model when deemed necessary and agreed by management.

Derivative Instruments

The fair values of the derivative instruments were provided by valuation experts and counterparties. Certain derivatives with limited market activity are valued using externally developed models that consider unobservable market parameters. The Group offers its customers certificates of deposit with returns tied to the performance of the Standard & Poor’s 500 stock market index (S&P Index), and uses equity indexed option agreements with major broker-dealer companies to manage its exposure to changes in this index. Their fair value is obtained from counterparties or an external pricing source and validated by management. Based on their valuation methodology, these derivative instruments are classified as Level 3. These options are tied to Asian options whose payoff is linked to the average value of the S&P Index on a specific set of dates during the life of the option. The methodology uses an average rate option or a cash-settled option whose payoff is based on the difference between the expected average value of the S&P Index during the remaining life of the option and the strike price at inception. The assumptions used, which are uncertain and require a degree of judgment, include primarily S&P Index volatility and leverage. The external-based valuations are analyzed and assumptions are evaluated and incorporated in either an internal-based valuation model when deemed necessary or compared to counterparties prices and agreed by management.

As requested, we hereby acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please, do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,
/s/ Norberto González
Norberto González
Executive Vice President and Chief Financial Officer

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